SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Leste Cellular Participações Holding Company
(Translation of Registrant's name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Tele Leste Celular Participações S.A. and Subsidiaries

Interim Finan cial Statements for the Six-month Period Ended June 30,2004 and Independent Auditors' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Management of

Tele Leste Celular Participações S.A.

Salvador - BA

1.         We have made a special review of the quarterly financial statements of Tele Leste Celular Participações S.A. and subsidiaries for the six-month period ended June 30, 2004, prepared under the responsibility of the Company's Management, in conformity with accounting practices adopted in Brazil, which includes the balance sheets, individual and consolidated, the related statements of loss and the performance reports.

2.         We conducted our review in accordance with specific standards established by Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in the preparing the interim financial statements; and (b) review of information and subsequent events that had or might have had significant effects on the financial position and operations of the Company and its subsidiaries.

3.         Based on our special review, we are not aware of any material modification that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with accounting practices adopted in Brazil and standards issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4.         We had previously reviewed the Company's individual and consolidated balance sheets as of March 31, 2004 and the statements of loss for the six-month period ended June 30, 2003, presented for comparative purposes and our review reports thereon, dated April 22, 2004 and July 18, 2003, respectively, were unqualified.

5.         The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

Salvador, July 21, 2004

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

 BALANCE SHEETS AS OF JUNE 30, 2004 AND MARCH 31, 2004
(In thousands of Brazilian reais - R$)

	Company		Consolidated
ASSETS	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

CURRENT ASSETS
Cash and cash equivalents	118	15	18.193	48.788
Trade accounts receivable, net	-	-	109.162	97.171
Inventories	-	-	25.079	10.609
Recoverable and deferred taxes	491	496	30.332	24.475
Derivatives	-	-	599	44
Prepaid expenses	-	-	14.845	18.599
Other assets	98	105	7.190	8.212
	707	616	205.400	207.898

NONCURRENT ASSETS
Recoverable and deferred taxes	11.320	11.095	202.637	202.881
Derivatives	-	-	17.178	12.570
Prepaid expenses	-	-	2.046	1.891
Other assets	-	-	11.392	10.465
	11.320	11.095	233.253	227.807

PERMANENT ASSETS
Investments	378.020	389.725	-	-
Property, plant and equipment, net	-	-	351.299	368.017
	378.020	389.725	351.299	368.017

TOTAL ASSETS	390.047	401.436	789.952	803.722

	Company		Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

CURRENT LIABILITIES
Payroll and related accruals	42	28	3.398	3.118
Trade accounts payable	321	256	104.707	126.425
Taxes payable	191	186	14.065	18.756
Loans and financing	-	-	78.090	63.207
Interest on capital and dividends payable	483	485	483	485
Derivatives	-	-	10.784	16.613
Reserve for contingencies	-	-	2.794	2.141
Other liabilities	2.989	2.813	9.961	10.063
	4.026	3.768	224.282	240.808

LONG-TERM LIABILITIES
Loans and financing	-	-	170.929	154.687
Derivatives	-	-	4.004	5.796
Reserve for contingencies	-	-	4.406	4.473
Accrued pension plan liability	-	-	310	290
	-	-	179.649	165.246

SHAREHOLDERS' EQUITY
Capital	306.375	306.375	306.375	306.375
Treasury stock	(35)	(35)	(35)	(35)
Capital reserves	123.365	123.365	123.365	123.365
Accumulated deficit	(43.721)	(32.074)	(43.721)	(32.074)
	385.984	397.631	385.984	397.631

FUNDS FOR CAPITALIZATION	37	37	37	37

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	390.047	401.436	789.952	803.722

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

STATEMENTS OF LOSS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

(In thousands of Brazilian reais - R$, except for per share data)

	Company		Consolidated
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

GROSS REVENUE	-	-	326.486	304.688
Deductions	-	-	(96.071)	(85.759)

NET OPERATING REVENUE	-	-	230.415	218.929

Cost of services provided and products sold	-	-	(139.813)	(126.015)

GROSS PROFIT	-	-	90.602	92.914

OPERATING (EXPENSES) INCOME
Selling expenses	-	-	(65.971)	(79.870)
General and administrative expenses	(1.174)	(1.592)	(29.076)	(23.547)
Equity pick-up	(14.821)	(20.520)	-	-
Other operating (expenses) income, net	-	-	(335)	(856)

LOSS FROM OPERATIONS BEFORE FINANCIAL
INCOME (EXPENSES), NET	(15.995)	(22.112)	(4.780)	(11.359)

Financial income (expenses), net	729	1.728	(8.365)	(18.722)

LOSS FROM OPERATIONS	(15.266)	(20.384)	(13.145)	(30.081)

Nonoperating expenses, net	-	-	(578)	(290)

LOSS BEFORE TAX	(15.266)	(20.384)	(13.723)	(30.371)

Income and social contribution taxes	-	(46)	(2.891)	9.941

NET LOSS	(15.266)	(20.430)	(16.614)	(20.430)

SHARES OUTSTANDING AT PERIOD END - IN THOUSANDS	480.669.473	479.445.039

LOSS PER THOUSAND SHARES - R$	(0,00003)	(0,00004)

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2004 AND 2003

(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)

1. OPERATIONS

Tele Leste Celular Participações S.A. ("Tele Leste" or "the Company") is a publicly-traded company which, as of June 30, 2004, is owned by Iberoleste Participações S.A. (22.08% of the total capital), BRASILCEL N.V. (3.38% of the total capital) and Tagilo Participações Ltda. (2.42% of the total capital). Iberoleste Participações S.A. and Tagilo Participações Ltda. are wholly-owned subsidiaries of BRASILCEL N.V.

BRASILCEL N.V. is jointly owned by Telefónica Móviles S.A. (50.00% of the total capital), PT Móveis, Serviços de Telecomunicações, SGPS S.A. (49.999% of the total capital), and Portugal Telecom, SGPS S.A. (0.001% of the total capital).

Tele Leste owns 100% of Telebahia Celular S.A. ("Telebahia") and Telergipe Celular S.A ("Telergipe"), which provide, through authorizations, mobile telephone services in the States of Bahia and Sergipe, respectively, including related services.

The authorizations granted to the subsidiaries Telebahia and Telergipe are valid until July 29, 2008 and December 15, 2008, respectively, and may be renewed once for 15 years, on a chargeable basis.

On July 6, 2003, the wireless operators implemented the Carrier Selection Code ("CSP") on national ("VC2" and "VC3") and international long distance calls, in accordance with the Personal Mobile Service ("SMP") rules. The operators no longer receive VC2 and VC3 revenues; instead, they receive interconnection fees for the use of their networks on these calls.

Telecommunications services provided by the subsidiaries, including related services, are regulated by the Federal regulatory authority, the National Telecommunications Agency ("ANATEL"), as authorized by Law No. 9,472 of July 16, 1997, and the respective regulations, decrees, decisions and plans.

2. PRESENTATION OF FINANCIAL STATEMENTS

The consolidated financial statements include the balances and transactions of the Company and its subsidiaries. In consolidation, all intercompany balances and transactions have been eliminated.

The financial statements as of March 31, 2004 and June 30, 2003 have been reclassified, where applicable, for comparability purposes.

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The interim financial statements are expressed in thousands of Brazilian reais ("R$") and have been prepared in accordance with Brazilian accounting practices and standards established by the Brazilian Securities Commission ("CVM"), which do not provide for the recognition of inflation effects beginning January 1, 1996.

The accompanying interim financial statements have been prepared in accordance with principles, practices and criteria applied consistently with those used to prepare the financial statements presented at last yearend and should be analyzed together with those financial statements.

4. CASH AND CASH EQUIVALENTS

	Company		Consolidated
	06/30/04	03/31/04	06/30/04	03/31/04

Cash and banks	118	15	3,956	2,539
Temporary cash investments	-	-	14,237	46,249
Total	118	15	18,193	48,788

Temporary cash investments refer principally to fixed-income investments which are indexed to interbank deposit ("CDI") rates.

5. TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	06/30/04	03/31/04

Unbilled services	14,632	19,299
Billed services	50,682	44,637
Interconnection	33,127	22,568
Products sold	24,635	26,084
Allowance for doubtful accounts	(13,914)	(15,417)
Total	109,162	97,171

Changes in the allowance for doubtful accounts are as follows:

	Consolidated
	06/30/04	06/30/03

Beginning balance	14,434	14,644
Additions in the 1º quarter	3,196	3,117
Write-offs for 1º quarter	(2,213)	(3,526)

Balance as of March 31	15,417	14,235

Additions in the 2ºquarter	2,683	2,621
Write-offs for 2º quarter	(4,186)	(2,305)

Ending balance	13,914	14,551

6. INVENTORIES

	Consolidated
	06/30/04	03/31/04

Digital handsets	27,387	12,598
Other	375	190
(-)Allowance for obsolescence	(2,683)	(2,179)
Total	25,079	10,609

7. RECOVERABLE AND DEFERRED TAXES

	Company		Consolidated
	06/30/04	03/31/04	06/30/04	03/31/04

Recoverable social contribution and income taxes	11,176	10,951	14,699	14,459
Recoverable ICMS (State VAT)	-	-	21,571	19,038
Withholding income tax	-	-	7,586	5,395
Total of recoverable taxes	11,176	10,951	43,856	38,892

Deferred social contribution and income taxes	264	264	184,215	184,723
ICMS on deferred sales	-	-	597	1,848
Other	371	376	4,301	1,893
Total	11,811	11,591	232,969	227,356

Current	491	496	30,332	24,475

Noncurrent	11,320	11,095	202,637	202,881

The main components of deferred income and social contribution tax assets are as follows:

	Company		Consolidated
	06/30/04	03/31/04	06/30/04	03/31/04

Merged tax credit (corporate restructuring)	-	-	65,627	68,361
Reserve for:
For obsolescence	-	-	512	490
For contingencies	-	-	1,976	1,902
For doubtful accounts	-	-	4,892	5,100
For customer loyalty	-	-	1,207	-
Program	-	-		1,178
For pension plan	-	-	94	92
Tax loss carryforwards	264	264	102,600	100,384
Accelerated depreciation	-	-	6,001	5,918
Income tax on PIS, COFINS and CIDE	-	-	1,306	1,298
Total	264	264	184,215	184,723

Current	-	-	999	1,054

Noncurrent	264	264	183,216	183,669

Deferred taxes have been recorded on the assumption of their future realization, as follows:

a)        Tax loss carryforwards will be offset up to a limit of 30% per year of taxable income of each year. The subsidiaries, based on future projected results, estimate that their tax loss carryforwards will be fully utilized in 10 years.

b)       The merged tax credits - consists of the net balance of goodwill and the reserve for maintenance of integrity of shareholders' equity (see Note 26) and is realized proportionally to the amortization of goodwill on the subsidiaries. Outside consultants' studies used in the corporate restructuring process originally supported the tax credit recovery in ten years and five years for Telergipe and Telebahia, respectively. Considering the economic and operating results to date and the trends of recoverability, new technical studies were performed which extended the goodwill amortization period for Telebahia to ten years, as from January 1, 2002.

c)        Temporary differences will be realized upon payment of the accruals, effective losses on bad debts and realization of inventories.

Technical feasibility studies, approved by the Company' Board of Directors and Fiscal Council, indicate full recovery of the deferred taxes recognized by the subsidiaries, as defined by CVM Instruction No. 371.

The above-mentioned technical studies represent management's best estimates as to the future performance of the subsidiaries as well as of the market conditions in which they operate.

Management has been monitoring the changes in these credits and has decided not to recognize credits on income and social contribution tax losses for Telebahia and Tele Leste, in the first semester of 2004, in the total amount of R$17,499 and R$402 respectively (R$2,812 and R$478 in first quarter of 2004).

Realization of the tax credits is estimated as follows:

	06/30/04
	Company	Consolidated

2005	264	25,975
2006	-	21,839
2007	-	26,798
2008	-	28,114
2009	-	24,989
2010 - 2012	-	55,501
Total	264	183,216

8. PREPAID EXPENSES

	Consolidated
	06/30/04	03/31/04

FISTEL fees	13,335	16,933
Advertising materials to be distributed	1,915	2,659
Financial charges	473	413
Other	1,168	485
Total	16,891	20,490

Current	14,845	18,599

Noncurrent	2,046	1,891

9. OTHER ASSETS

	Company		Consolidated
	06/30/04	03/31/04	06/30/04	03/31/04

Advances	-	-	1,077	1,464
Credits with suppliers	-	-	2,280	2,972
Escrow deposits	-	-	11,267	10,368
Subsidies for sale of terminals	-	-	2,175	2,500
Telebahia	26	37	-	-
Telergipe	72	68	-	-
Receivables from sale of property items and other	-	-	1,783	1,373
Total	98	105	18,582	18,677

Current	98	105	7,190	8,212

Noncurrent	-	-	11,392	10,465

The balance of escrow deposits refers to COFINS deposits in the amount of R$2,403 as of June 30, 2004 and March 31, 2004 (Note 13), deposits related to an assessment notice on ICMS on additional services in the amount of R$6,046 and other deposits for labor claims.

10. INVESTMENTS

a) Investment in subsidiaries

Investee	Common stock interest	Total interest

Telebahia Celular S.A.	100%	100%
Telergipe Celular S.A.	100%	100%

b) Number of shares held

Investee	Common shares	Total shares

Telebahia Celular S.A.	17,997,722	17,997,722
Telergipe Celular S.A.	1,011,043	1,011,043

c) Information on subsidiaries

Subsidiaries	Shareholders' equity		Net income (loss) for the six-month period ended
	06/30/04	03/31/04	06/30/04	06/30/03

Telebahia Celular S.A.	333,582	348,027	(20,298)	(17,288)
Telergipe Celular S.A.	44,438	41,698	5,477	(3,232)

d) Composition and Changes

Changes in the investments at June 30, 2004 are as follows:

	Telebahia	Telergipe	Total

Balances as of December 31, 2003	353,880	38,961	392,841
Equity pick-up in first quarter of 2004
Net income (loss) for the quarter	(6,304)	2,737	(3,567)
Donation of equipment received by subsidiaries	451	-	451
Balances as of March 31, 2004	348,027	41,698	389,725
Equity pick-up in second quarter of 2004
Net income (loss) for the quarter	(15,342)	2,740	(12,602)
Donation of equipment received by subsidiaries	897	-	897
Balances as of June 30, 2004	333,582	44,438	378,020

11. PROPERTY, PLANT AND EQUIPMENT

		Consolidated
	Annual	06/30/04			03/31/ 04
	depreciation rates - %	Cost	Accumulated depreciation	Net book value	Net book value

Transmission equipment	14.29	429,606	(310,984)	118,622	124,842
Switching equipment	14.29	137,860	(78,436)	59,424	58,681
Infrastructure	4.00 - 14.29	105,768	(49,535)	56,233	59,286
Software rights	20.00	65,338	(36,234)	29,104	33,355
Buildings	4.00	27,152	(5,254)	21,898	21,776
Terminal equipment	66.66	65,549	(54,284)	11,265	10,311
Other	10.00 - 20.00	46,927	(29,830)	17,097	18,889
Land	-	4,535	-	4,535	4,535
Assets and construction in progress	-	33,121	-	33,121	36,342
Total		915,856	(564,557)	351,299	368,017

In 2004, financial expenses incurred on loans to finance construction in progress, in the amount of R$760 (R$732 on June 30, 2003), were capitalized.

As of June 30, 2004, the Company had property items pledged as collateral for certain legal proceeds in the amount of R$11,167 (R$11,104 on March 31, 2004), as shown below:

Tax	10,737
Labor	23
Civil	407

The amount attributable to tax claims refers to assessment notices related to ICMS on activation fee and ISS on wireless network usage charges ("TUM"). As of June 30, 2004, based on the opinion of Company's legal counsel, the likelihood of an unfavorable outcome is considered possible, and accordingly, the Company has not recognized any accrual in the financial statements.

12. TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	06/30/04	03/31/04	06/30/04	03/31/04

Suppliers	321	256	67,881	79,793
Technical assistance (Note 27)	-	-	15,990	26,088
Interconnection	-	-	3,849	3,409
Amounts to be transferred - SMP	-	-	16,937	17,102
Other	-	-	50	33
Total	321	256	104,707	126,425

The SMP amounts to be transferred on refer to VC2 and VC3 calls invoiced to our customers and payable to the long distance operators.

13. TAXES PAYABLE

	Company		Consolidated
	06/30/04	03/31/04	06/30/04	03/31/04

ICMS (state VAT)	-	-	5,023	9,904
COFINS (tax on revenue)	14	14	3,660	3,785
PIS (tax on revenue)	3	3	3,690	3,612
FISTEL	-	-	562	659
FUST and FUNTEL	-	-	252	248
Income and social contribution taxes	-	-	371	56
Other	174	169	507	492
Total	191	186	14,065	18,756

In January 2000, the subsidiaries filed a lawsuit challenging the constitutionality of Law No. 9.718/98, and claiming the suspension of the difference arising from expanding the PIS and COFINS calculation bases. Of the accrued amounts for PIS, R$3,455 (R$3,363 on March 31, 2004), refers to the amount that has not been paid by Telebahia until November 2002. Of the accrual for COFINS, R$2,403 on June 30, and March 31, 2004 has been deposited in escrow by Telergipe until January 2004. As of this date, the subsidiary Telergipe started to pay the amounts that are usually due. The suspension of payment and recording of escrow deposit (Note 9) are based on preliminary decisions and it will remain until a final court decision is reached.

14. LOANS AND FINANCING

Composition of Debt

			Consolidated
	Currency	Annual charges	06/30/04	03/31/04

Financial institutions
- Citibank - OPIC	US$	3.0% + Libor	38,844	36,358
- Several - Resolution 63	US$	14.35%	15,538	21,815
NEC do Brasil S.A.	US$	7.3%	3,274	4,086
Santander	US$	1.6% to 4.75%	25,025	-
Votorantim	US$	4%	2,133	-
European Investment Bank -BEI	US$	0.15% + libor	163,082	152,643
Accrued interest			1,123	2,992
Total			249,019	217,894

Current			78,090	63,207

Long-Term			170,929	154,687

Loans from the European Investment Bank, Citibank and Resolution 63 refer to financing for the expansion and modernization of the cellular telephone network. The balances with NEC do Brasil S.A. refers to the financing of property items. The balances with Santander and Votorantim refer to financing of working capital.

Repayment schedule

The long-term portion of loans and financing matures as follows:

Consolidated 06/30/04

2005	7,847
2008	163,082
Total	170,929

Restrictive covenants

The financing contracts with Citibank - OPIC, European Investment Bank (BEI) and BankBoston have restrictive covenants, of which the main items are related to the indebtedness level, EBITDA (earning before interest, taxes, depreciation and amortization) and financial expenses, which have been met by the Company.

Hedge

As of June 30, 2004, the subsidiaries had outstanding currency swap contracts in the notional amount of US$84,235 thousands (US$83,098 thousands as of March 31, 2004), to hedge total liabilities denominated in foreign currency. Until that date, the subsidiaries had recorded an accounting temporary net gain of R$2,989 (net loss of R$6,641 as of March 31, 2004) related to its outstands derivative contracts, represented by balance recorded as assets in the amount of R$17,777 (R$12,614 as of March 31, 2004) of which R$599 is recorded as current and R$17,178 as long-term and a balance recorded under liabilities in the amount of R$14,788 (R$22,409 as of March 31, 2004) of which R$10,784 is recorded as current and R$4,004 as long-term.

Guarantees

Bank	Guarantees
Citibank	Overseas Private Investment Corporation (OPIC) - only for political risk
Bank Boston - Res. 63	Company guarantee
NEC do Brasil S.A	Company guarantee
European Investment Bank - BEI
Telebahia Telebahia Celular S.A.	Commercial risk guaranteed by Banque Sudameris - Banca Commerciale Italiana
Telergipe Telergipe Celular S.A.	Commercial risk guaranteed by Banque Sudameris - Banca Commerciale Italiana and Company

15. OTHER LIABILITIES

	Company		Consolidated
	06/30/04	03/31/04	06/30/04	03/31/04

Salary premiums	38	74	1,407	800
Advances from customers - prepaid recharge cards	-	-	2,744	4,763
Accrual for customer loyalty Program	-	-	2,760	2,370
Telebahia (a)	2,945	2,737	-	-
Other	6	2	3,050	2,130
Total	2,989	2,813	9,961	10,063

(a) Balance refers to a loan to the subsidiary. Financial costs on this operation are calculated at the daily rate equivalent to 105% of interbank deposits interest rate - CDI, calculated exponentially for the period.

In August 2001, the subsidiaries started a customer loyalty program, granting points to customers based on the time of their calls. The accumulated points may be exchanged for cellular handsets. Points accumulated are accrued as they are earned, considering the historical information on redemptions, points generated and average cost of the points. The accrual is reduced when the customer obtains the handsets.

16. RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to a number of lawsuits involving labor, tax and civil matters. Management, based on legal counsel's opinion, has recognized reserves for cases in which the likelihood of an unfavorable outcome is considered probable.

The composition of the balance is as follows:

	Consolidated
	06/30/04	03/31/04

Tax	2,080	2,004
Labor	2,386	2,127
Civil	2,734	2,483
Total	7,200	6,614

Current	2,794	2,141

Long-Term	4,406	4,473

a) Tax lawsuits

Probable loss

During the second quarter of 2004, no new material tax lawsuit has occurred, for which the likelihood of an adverse outcome would be considered "probable". The changes in reserve for contingencies correspond to the monthly increases in the same cases since the end of the last fiscal year.

Possible loss

During the second quarter of 2004, no new material tax lawsuit has occured, for which the likelihood of an adverse outcome would be considered "possible".

b) Labor and Civil

Include several labor and civil claims, for which reserves have been recognized as shown above, in amounts considered to be sufficient to cover probable losses.

In the cases in which the chance of unfavorable outcome is classified as possible, the amount involved is R$9,937 for civil claims and R$2,318 for labor claims.

17. SHAREHOLDERS' EQUITY

a) Capital

Capital is composed of shares without par value, as follows:

Thousands of Shares as of 06/30/04 and 03/31/04

Common shares	167,232,478
Preferred shares	313,436,995
480,669,473

In the General and Extraordinary Shareholders' Meeting of March 23, 2004, the capital increase in the amount of R$979,547.28 was approved, resulting in the issuance of 1,224,434 thousand new shares due to the financial realization of a portion of the capital reserve, which was generated by corporate restructuring. The share issue price of R$0.80 corresponds to the weighted average quotation of the last 20 trading sessions of the São Paulo Stock Exchange immediately prior to February 10, 2004.

b) Treasury Stock

The purpose of the acquisition of these shares was to reimburse dissident shareholders for the shares in the custody of the Brazilian Clearing and Depository Corporation (CBLC), in the merger of Tele Leste Celular Participações S.A., and are comprised of 50,903,277 preferred shares and 252,498 common shares. The average acquisition cost was R$0.00068 per share. The market value of these shares, based on the closing quotation on the stock exchange, was R$0.81 and R$0.69 as of June 30, 2004.

c) Special Goodwill Reserve

This reserve resulted from the corporate restructuring implemented by the Company and will be capitalized in favor of the controlling shareholder when the tax benefit is effectively realized.

d) Dividends

Preferred shares do not have voting rights, except in the circumstances set forth in articles 9 and 10 of Company's bylaws. Preferred shares are entitled to receive cash dividends 10% higher than those attributed to common shares, or non cumulative minimum annual dividends of 6% of the capital attributed to those shares, whichever is greater. In the case of the payment of minimum annual dividends of 6% of capital attributable to preferred shares, after the minimum dividend is paid to preferred shareholders, holders of common shares may receive the same amount of dividends as those paid on preferred shares, as long as there is available net income for distribution. Additional dividends declared by the Company will be equally divided between common and preferred shareholders.

18. NET OPERATING REVENUE FROM SERVICES AND SALES

	Consolidated
	06/30/04	06/30/03

Monthly subscription charges	19,703	19,333
Usage of network	115,066	133,440
Roaming charges	-	3,087
Additional call charges	13,941	14,949
Interconnection	97,794	87,984
Usage charges - Ruralcel	820	255
Additional services	8,598	7,782
Other services	3,895	990

Gross service revenue	259,817	267,820
Products sold	66,669	36,868
Total	326,486	304,688

Deductions from gross revenue	(96,071)	(85,759)

Net operating revenue	230,415	218,929

19. COST OF SERVICES PROVIDED AND PRODUCTS SOLD

	Consolidated
	06/30/04	06/30/03

Personnel	1,925	2,309
Outside services	7,730	5,049
Connections	9,878	9,510
Rent, insurance and condominium fees	6,120	4,853
Interconnection	8,539	28,637
Taxes and contributions	9,893	8,560
Depreciation	38,956	45,139
Cost of products sold	56,693	21,738
Other	79	220
Total	139,813	126,015

20. SELLING EXPENSES

	Consolidated
	06/30/04	06/30/03

Personnel	6,608	6,898
Materials	1,234	358
Outside services	36,792	35,724
Rent, insurance and condominium fees	1,329	1,613
Depreciation	11,434	27,296
Allowance for doubtful accounts	5,879	5,738
Other	2,695	2,243
Total	65,971	79,870

21. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	06/30/04	06/30/03	06/30/04	06/30/03

Personnel	222	406	6,573	6,609
Materials	-	-	221	346
Outside services	913	1,156	12,745	9,351
Rent, insurance and condominium fees	-	-	750	662
Depreciation	-	-	6,154	4,525
Other	39	30	2,633	2,054
Total	1,174	1,592	29,076	23,547

22. FINANCIAL INCOME (EXPENSES), NET

	Company		Consolidated
	06/30/04	06/30/03	06/30/04	06/30/03

Financial income:
Derivatives operations, net	-	-	13,284	-
Monetary/exchange variations	554	-	-	69,335
Income from temporary cash investments	-	-	2,468	6,396
Other interest	606	1,824	793	3,138
PIS and COFINS on financial income	(98)	(85)	(2,026)	(3,814)
	1,062	1,739	14,519	75,055

Financial expenses:
Expenses on financial operations	(333)	(11)	(7,057)	(11,479)
Derivative operations, net	-	-	-	(82,298)
Monetary/exchange variations	-	-	(15,827)	-
	(333)	(11)	(22,884)	(93,777)

Net	729	1,728	(8,365)	(18,722)

23. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiaries estimate monthly the amounts for income and social contribution taxes, on the accrual basis. Deferred taxes are provided on temporary differences as shown in Note 7. Income and social contribution taxes charged to income consist of the following:

	Company		Consolidated
	06/30/04	06/30/03	06/30/04	06/30/03

Social contribution tax expense	-	(22)	(2,123)	-
Income tax expense	-	(24)	(768)	-
Deferred social contribution tax	-	-	-	2,638
Deferred income tax	-	-	-	7,303

Taxes (charged) credited to income	-	(46)	(2,891)	9,941

The following is a reconciliation of the taxes on income reported credits and the amounts calculated at the combined statutory rate:

	Company		Consolidated
	06/30/04	06/30/03	06/30/04	06/30/03

Loss before taxes	(15,266)	(20,384)	(13,723)	(30,371)
Tax credit at the official rate	5,190	4,892	4,666	10,340
Permanent additions/exclusions:
Nondeductible expenses	(15)	-	(1,023)	(362)
Donations	-	-	(458)	-
Equity pick-up	(5,039)	(4,925)	-	-
Other	(4)	(4)	12	(28)
Other items
PAT	-	-	1	-
Prior year' adjustment		(9)	(3)	(9)
Unrecorded tax credit	(132)	-	(6,086)	-

Income and social contribution tax (charges) credits	-	(46)	(2,891)	9,941

24. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a) Risk Considerations

Telebahia and Telergipe provide mobile telephone services in the States of Bahia and Sergipe, under authorizations granted by the Federal Government. Both are also engaged in the purchase and sale of handsets through their own sales networks as well as distribution channels, thus fostering their essential activities.

The major market risks to which Telebahia and Telergipe are exposed to in their activities are:

•         Credit Risk - arising from any difficulty in collecting telecommunication services provided to customers and revenues from the sale of handsets by the distribution network.

•         Interest Rate Risk - resulting from debt and liabilities recorded on derivative instruments contracted at floating rates and involving the risk of interest expenses increasing as a result of an unfavorable upward trend in interest rates (principally Libor and CDI).

•         Exchange Rate Risk - related to debt and premiums on derivative instruments contracted in foreign currency and associated with potential losses resulting from adverse exchange rate movements.

Since they were formed, Telebahia and Telergipe have been actively managing and mitigating risks inherent in their operations by means of comprehensive operating procedures, policies and initiatives.

Credit Risk

Credit risk from providing telecommunications services is minimized by strictly monitoring the customer portfolio and actively addressing delinquent receivables by means of clear policies relating to the concession of postpaid services.

Tele Leste has 77.4% (70.4% on June 30, 2003) of its customer base on a prepaid mode which requires pre-loading , thus not representing a credit risk.

Credit risk from the sale of handsets is managed by following a conservative credit granting policy which encompasses the use of advanced risk management methods that include applying credit scoring techniques, analyzing the potential customer's balance sheet, and making inquiries of credit protection agencies' databases. In addition, an automatic control has been implemented in the sales module for releasing products which is integrated with the distribution module of ERP system for consistent transactions.

The company is also exposed to credit risk originated by investments and receivables from swaps contracts. The Company diversifies this exposition among top line financial institutions.

Interest Rate Risk

The Company is exposed to the interest rate risk, especially interest associated with the cost of interbank deposits (CDIs), due to its exchange rate derivative transactions. As of June 30, 2004, these operations amounted to R$254,452.

Otherwise, the Company invests its excess of cash (temporary cash investments) of R$14,237, principally in short term instruments, based on CDI movements, which mitigate this risk. The book value of these instruments is close to their fair value, due to be redeemable in a short term.

In order to hedge against its liability exposure to derivative transactions in foreign currency, as of June 30, 2004, the Company contracted derivative transactions in the amount of R$95,656. In these transactions, the asset portion is composed of interests related to the Interbank Deposit Certificate (CDI), while the liability portion comprises fixed interests.

Likewise, loans in foreign currency have interest rate risk associated with exchange risk rates. As of June 30, 2004, these operations amounted to R$201,926 (notional).

Exchange Rate Risk

Telebahia and Telergipe have contracted derivative financial instruments to protect against the currency risk on foreign currency-denominated loans. Such instruments usually are swaps.

As of June 30, 2004, the Company's net exposure to exchange rate risk is as follows:

Thousands of US$

Loans and financing	(80,135)
Other liabilities in foreign currency	(5,146)
Derivatives	84,235

Excess (coverage)	(1,046)

b) Derivative Instruments

Telebahia and Telergipe record derivative gains and losses as a component of "Financial income (expenses), net".

The table below shows a comparison of book value and fair value of loans and financing and foreign currency liabilities, as well as derivative operations:

	Book value	Fair Value	Unrealized Gain

Loans and financing	(249,019)	(244,459)	4,560
Other liabilities	(15,990)	(15,990)	-
Derivatives (exchange swaps)	2,989	18,106	15,117
Total	(262,020)	(242,343)	19,677

c) Fair Value of Financial Instruments

The fair value of loans and financing, as well as "swaps", was determined based on discounted cash flows, utilizing projected available interest rate information.

Estimated fair values of the Company's financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. Accordingly, the estimates presented above are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated market values.

25. POST-RETIREMENT BENEFIT PLANS

The subsidiaries, together with other companies of the former Telebrás System, sponsor private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social - SISTEL, as follows:

a)        PBS A - Is a multi-employer defined benefit plan provided to the retired participants which were in such position on January 31, 2000.

b)       PBS Tele Leste Celular - Defined benefit plan which covers approximately 1% of the Company's employees.

c)        PAMA - Multi-employer health care plan provided to retired employees and their dependents, at shared costs.

Contributions to the PBS Tele Leste Celular Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the standards applicable in Brazil. The method used for cost determination is the capitalization method and the sponsor's contribution represents 11.23% of the participating employees' payroll, 9.73% of which is earmarked for the PBS Tele Leste Celular Plan and 1.5 % for the PAMA Plan.

d)       Visão Celular Benefit Plan - This defined contribution plan was established by SISTEL in August 2000. The Company's contributions to the Visão Celular Plan are equivalent to those made by the participants, varying from 0% to 7% of the contribution salary, according to the percentage selected by the participant.

In the first semester of 2004, the subsidiaries contributed the amount of R$251 (R$275 on June 30, 2003) to the Visão Celular Plan.

In the first semester of 2004, the Company and its subsidiaries proportionally recognized the estimated actuarial cost for 2004, recording the amount of R$41 related to these costs, as administrative expense.

26. CORPORATE RESTRUCTURING

On November 29, 2000, the corporate restructuring process was concluded, in which the goodwill paid on the privatization process of the Company was transferred to its subsidiaries.

The accounting records maintained for the Companies' corporate and tax purposes include specific accounts related to merged goodwill and the related reserve, and respective amortization, reversals and tax credits. As of June 30, 2004 and March 31, 2004, are as follows:

	Balances as of	Partial spin-off		03/31/04	06/30/04
	Spin-off date	Telebahia	Telergipe	Consolidated	Consolidated

Balance sheet:
Merged goodwill	376,316	(355,879)	(14,285)	211,658	203,617
Merged reserve	(251,972)	238,282	9,571	(143,297)	(137,990)
Net effect corresponding
to merged tax credit	124,344	117,597	4,714	68,361	65,627
Statements of loss:
Goodwill amortization				8,041	16,082
Reversal of reserve				(5,307)	(10,614)
Tax credit				(2,734)	(5,468)
Net effect on income				-	-

As shown above, the amortization of goodwill, net of the reversal of the reserve and of the corresponding tax credit, results in a zero effect on income and, consequently, on the basis for calculating the minimum mandatory dividend. For a better presentation the financial position of the Companies in the financial statements, the net amount of R$65,627 as of June 30, 2004 (R$68,361 as of March 31, 2004) which, in essence, represents the tax credit from the partial spin-off, was classified in the balance sheet as a noncurrent asset - deferred taxes (Note 7).

27. RELATED PARTIES TRANSACTIONS

The principal transactions with unconsolidated related parties are as follows:

a) Use of Network and Long-distance (Roaming) Cellular Communication - These transactions involve companies owned by the same controlling group: Telesp Celular S.A., Global Telecom S.A., Telerj Celular S.A., Telest Celular S.A., Telecomunicações de São Paulo S.A. - Telesp, Celular CRT S.A, Tele Centro Oeste Celular, Telems Celular, Telerom Celular, Telemat Celular, Teleacre Celular, Telegoiás Celular and Norte Brasil Telecom (NBT). Part of these transactions was established based on contracts between Telebrás and the operating concessionaires before privatization under the terms established by ANATEL.

b) Technical Assistance - due by the subsidiaries to Telefónica Móviles S.A. for technical assistance, calculated on net revenue from services restated based on currency fluctuations.

c) Corporate services - passed on to operators of the same group, at the cost effectively incurred in these services.

d) Call center services - provided by Atento Brasil S.A. to the users of the subsidiaries' telecommunications services, contracted for a period 12 months, renewable for the same period.

e) System maintenance - maintenance of the Profitability Analysis module system (MARE) by Telefónica Móbile Solution, contracted for 12 months, renewable for an equal period.

We present below a summary of the balances and transactions with unconsolidated related companies:

	Company		Consolidated
	06/30/04	03/31/04	06/30/04	03/31/04

Current Assets
Accounts receivable	98	105	4,947	3,808

Current Liabilities
Technical assistance	-	-	15,990	26,088
Suppliers and consignations	2,951	1,447	10,027	7,892

Revenue
From telecommunication services	-	-	22,100	12,945
Recovery of expenses with JV apportionment			4,205	3,372
Selling expenses	-	-	8,696	4,827
Cost of sales and services	-	-	-	2,061
Expenses for JV apportionment	-	-	6,003	5,757
General and administrative Expenses	25	-	3,131	1,893

28. INSURANCE

The Company and its subsidiaries have a policy to monitor risks inherent in their operations. Therefore, as of June 30, 2004, the Company has insurance to cover operational risks, loss of profits, civil liabilities, health, etc. Management believes that the coverage is sufficient to cover eventual losses. The main assets, responsibilities, or interests covered by insurance and the respective amounts are shown below:

Type	Coverage

Operating risks	932,250
General civil liabilities	5,822
Vehicle fleet	400

29. TELEFÓNICA MÓVILES STOCK OPTION PLAN

In May 2001, Telefónica Móviles S.A. ("Telefónica Móviles") launched a stock option plan based on Telefónica Móviles' stock (the "Plan") that included the employees of the Company. Pursuant to the Plan, between May 20 and July 20, 2002, Telefónica Móviles granted a total of 231,016 stock options to the Company's employees, vesting over a four-year period. The options were granted in Series A, B and C, with exercise prices of 11.00 Euros, 16.50 Euros and 7.23 Euros, respectively. The total options granted to each employee consisted of 25% Series A options, 25% Series B options, and 50% Series C options. The market price of Telefónica Móviles' stock as traded on the Madrid Stock Exchange was 8.28 Euros on December 31, 2003. The Plan also gives the Company's employees the option to receive in cash, the appreciation in the market price of Telefónica Móviles' stock over the respective exercise price.

In accordance with the conditions of the Options Program for the shares of Telefónica Móviles S.A. (MOS Program), the Company's employees no longer qualified due to said program's basic premise, which is the holding by Telefónica Móviles S.A. of a controlling interest in the company in which the employees are enrolled. Accordingly, on December 31, 2003 the existing options were settled in advance.

The adjusted settlement value was calculated for 50% of the "C" series options based on the closing quotation on January 2, 2004 of Telefónica Moviles S.A. shares, translated at the average exchange rate on the payment date, which was made in June 2004, in the total amount of R$424.

30. AMERICAN DEPOSITARY RECEIPTS ("ADRs") PROGRAM

On November 16, 1998, the Company began trading its ADRs on the New York Stock Exchange (NYSE), with the following characteristics:

•

  Type of shares: preferred.
  Each ADR represents 50,000 preferred shares.
  Shares are traded as ADRs, under the code "TBE", on the New York Stock Exchange.
  Foreign depository bank: The Bank of New York.
  Custodian bank in Brazil: Banco Itaú S.A.

  31. RECONCILIATION BETWEEN NET LOSS - COMPANY AND CONSOLIDATED

  The reconciliation is as follows:

	Consolidated
	06/30/04	06/30/03

Net loss of subsidiaries	(15,266)	(20,430)
Donations of equipment in subsidiaries	(1,348)	-
Consolidated net loss	(16,614)	(20,430)

  32. EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

  The accompanying financial statements are presented on the basis of accounting practices adopted in Brazil. Certain accounting practices applied by the Company and its subsidiaries that conform to those accounting practices in Brazil may not conform with generally accepted accounting principles in the countries where these financial statements may be used.

  SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Date: July 29, 2004

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

  FORWARD-LOOKING STATEMENTS

  This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.